UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

_____________________

FORM 6-K

Report of Foreign Private Issuer Pursuant to Rule 13a-16 or

15d-16 of the Securities Exchange Act of 1934

For the month of October 2020

Commission File Number: 1-15256

_____________________

OI S.A. – In Judicial Reorganization

(Exact Name as Specified in its Charter)

N/A

(Translation of registrant’s name into English)

Rua Humberto de Campos, No. 425, 8th floor – Leblon

22430-190 Rio de Janeiro, RJ
Federative Republic of Brazil

(Address of principal executive offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F:   ☒      Form 40-F:   ☐

(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1)):

Yes:   ☐      No:   ☒

(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7)):

Yes:   ☐      No:   ☒

(Indicate by check mark whether the registrant by furnishing the information contained in this Form, the Registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes:   ☐      No:   ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

EXHIBIT INDEX

Exhibit Number	Description of Document
1	Amendment to the Consolidated Judicial Reorganization Plan dated September 8, 2020 (English translation).
2	Exhibit I. Consolidated Judicial Reorganization Plan dated December 20, 2017 (English translation).
3	Exhibit II. Economic Financial Report of Ernst & Young dated August 14, 2020 (English translation).
4	Exhibit III. Amendments to the Simple Debentures (English translation).
5	Exhibit IV. Amendments to the Facility Agreements
6	Exhibit V. First Supplemental Indenture to the Indenture dated as of July 27, 2018
7	Exhibit 3.1.3. List of Assets (English translation).
8	Exhibit 4.2.4. Conditions Applicable to Credits from the Brazilian Bank of Economic and Social Development – BNDES (English translation).
9	Exhibit 5.3.1. Assets, Liabilities and Rights of UPI Movable Assets (English translation).
10	Exhibit 5.3.2. Assets, Liabilities and Rights of UPI Towers (English translation).
11	Exhibit 5.3.3. Assets, Liabilities and Rights of UPI Data Center (English translation).
12	Exhibit 5.3.4. Assets, Liabilities and Rights of UPI InfraCo (English translation).
13	Exhibit 5.3.5. Assets, Liabilities and Rights of UPI TVCo (English translation).
14	Exhibit 5.3.9.1. UPI Movable Assets Sale and Purchase Agreement (English translation).
15	Exhibit 5.3.9.1.2. UPI Movable Assets Binding Bid.
16	Exhibit 5.3.9.2. UPI Towers Sale and Purchase Agreement (English translation).
17	Exhibit 5.3.9.2.1. UPI Towers Binding Bid (English translation).
18	Exhibit 5.3.9.3. Sale and Purchase Agreement of UPI Data Center (English translation).
19	Exhibit 5.3.9.3.1. UPI Data Center Binding Bid (English translation).
20	Exhibit 5.5.6. Contracting of Bank Surety (English translation).
21	Exhibit 7.1. Corporate Reorganization (English translation).

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: October 23, 2020

OI S.A. – In Judicial Reorganization

By: /s/ Camille Loyo Faria

Name: Camille Loyo Faria

Title: Chief Financial and Investor Relations Officer